KIRKLAND LAKE GOLD ANNOUNCES SALE OF STAWELL GOLD MINES

Toronto, Ontario – December 11, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX: KLA) is pleased to announce that it has entered into a share sale agreement with an affiliate of Arete Capital Partners Ltd. (“Arete”), pursuant to which Arete will acquire all of the issued and outstanding common shares of Stawell Gold Mines Pty Ltd. which holds the Stawell Gold Mine located in the State of Victoria, Australia.

Pursuant to the terms of the agreement, the Company will receive US$6.25 million in cash consideration and will retain a 2.5% net smelter return royalty (“NSR”) on the Stawell mine.

Tony Makuch, President and CEO, Kirkland Lake Gold, commented: “This transaction is consistent with our long-term strategy to focus on our low-cost, high-grade core assets while simultaneously providing Kirkland Lake Gold with continued exposure to the project through the NSR. We believe the management team at Arete is well positioned to optimize the operational potential of Stawell in a sustainable manner to create value. I would like to thank the entire team at Stawell for their dedication and commitment over the years along with the strong support received from the local Victorian Government in Australia.”

Closing of the transaction is expected to occur on or before December 22, 2017, and is subject to certain customary closing conditions.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 580,000 to 595,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the sale of the Stawell mine and anticipated benefits thereof; the anticipated timing of the closing of the transaction; the future development and growth potential of the Canadian and Australian operations; the future exploration activities and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the third quarter ended September 30, 2017 and their interim financial reports and related MD&A for the period ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com